xCraft Enterprises, Inc.

XCRAFT ⟩

ANNUAL REPORT

3661 W Daugharty Loop

Hayden, ID 83835

(208) 635-5336

https://xcraft.io/

This Annual Report is dated April 30, 2025.

BUSINESS

xCraft Enterprises, Inc. is a US drone company founded in September of 2014. Our mission is to develop powerful flying robots that change the world. We have a passion for technology, a passion for flight, and a passion for doing good in the world.

We believe there is a need for quality, American-made drones at cost-competitive prices. We also believe there is a need for advanced technologies to support the upcoming Urban Air Mobility (UAM) space.

Business Model

We are heavily R&D-focused Our business model is two-fold: We develop and manufacture new UAV solutions for customers on a contract basis, and we develop, manufacture, and sell our own products.

Business Evolution

We have evolved from a strict product focus to an application focus. We let the market need drive our development. Broadly, we develop autonomous flight solutions for five different verticals:

1. Public Safety/Security

2. Geo-Spatial/Agriculture

3. Energy

4. Government/Military

5. Urban Air Mobility

Sales and Distribution

We generate revenue through two channels – custom development and direct sales. When we develop new technology for a contract customer, we seek to maintain our rights in the designs and other intellectual property so we can produce and sell the end product through other channels. Our primary sales strategy is B2B and B2G(Government) although some B2C still exists.

Products

All xCraft products are made in Idaho, USA and we offer NDAA-compliant options.

Existing products:

· Shadow – Tethered UAS

· Maverick -Small tactical ducted-rotor UAS

· PANADRONE - Fully autonomous tethered drone-in-a-box

· Matrix SE - American-made workhorse with swappable Thermal/LiDAR/Mapping payloads

· Matrix 3 - Value-priced Advanced Commercial Drone

· Nano - Sub 250g thermal UAS

Products in Developments

· USA-made consumer grade drone

Intellectual Property

We hold United States trademarks for "xCraft," "X PlusOne" and "PhoneDrone Ethos," and have pending trademark applications for "Matrix", "Aspire", "PANADRONE" and "Elev"

We have been issued the following United States patents over various aspects of our technology:

· High-Speed VTOL Multirotor Aircraft (Patent No. US 9,994,313)

· UAV With Detachable Computing Device (Patent No. US 9,738,380)

· UAV With Detachable Computing Device (Patent No. US 10,479,500)

We have a pending patent application for a UAV Vehicle Mounted Drone Port, Drone, and Integrated Communication System (Application No. 62/739,472).

Corporate History

We were formed as an Idaho limited liability company named Xcraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017.

Previous Offerings

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $10,377.60
Number of Securities Sold: 1,081
Use of proceeds: Operations, Marketing, R&D
Date: February 3, 2023
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $134,940
Number of Securities Sold: 14,056
Use of proceeds: Operations, Marketing, R&D
Date: May 17, 2022
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,211,535.21
Number of Securities Sold: 280,820
Use of proceeds: Operations, Marketing, R&D
Date: December 28, 2021
Offering exemption relied upon: Regulation A+

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,065,807.04
Number of Securities Sold: 299,834
Use of proceeds: Operations, Marketing, R&D
Date: April 25, 2019
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,069,985.10
Number of Securities Sold: 629,411
Use of proceeds: Operations, Marketing, R&D

Date: March 06, 2017
Offering exemption relied upon: Regulation CF


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

For the 2024 Annual Period, our revenue was $504,452 compared to $107,162 for the 2023 Annual Period. The increase in revenue during 2024, is primarily attributable to securing several new design and manufacturing contracts.

Cost of Revenue

For the 2024 Annual Period, our cost of sales was $11,723 compared to $48,476 for the 2023 Annual Period. The decrease in cost of sales for the 2024 Annual Period, primarily resulted from a larger percentage of revenue being generated from service-based manufacturing versus manufacturing our own products.

Gross Margins

For the 2024 Annual Period, our gross profit was $489,416 compared to a gross profit of $58,687, for the 2023 Annual Period. The increase in gross profit for the 2024 Annual Period, primarily resulted from a higher volume of business in 2024.

Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2024 Annual Period, our operating expenses were $542,868, including, $490,550 for general and administrative expenses, $8,952 for sales and marketing expenses, and $43,366 for research and development expenses.

For the 2023 Annual Period, our operating expenses were $355,919, including $330,643 for general and administrative expenses, $15,049 for sales and marketing expenses, and $10,227 for research and development expenses. The increase in our operating expenses resulted primarily from a larger book of business and thereby associated expenses in 2024.

Historical results and cash flows:

The Company is currently in the production stage and is revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the company's products and systems are in place to allow revenue and cash flow to continue to increase. Also, new business lines with manufacturing services have potential to increase.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $30,644.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Bank Line
Amount Owed: $37,399
Interest Rate: 13.50%
Maturity Date: N/A

Creditor: US Bank Loan
Amount Owed: $29,332
Interest Rate: 5.99%
Maturity Date: Dec. 06, 2027

Creditor: Small Business Administration - Economic Injury Disaster Loan
Amount Owed: $199,800
Interest Rate: 3.75%
Maturity Date: September 01, 2048

Creditor: Credit Cards
Amount Owed: $143,639
Interest Rate: 19.49%-29.99%
Maturity Date: N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: JD Claridge
JD Claridge's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Dates of Service: February, 2017 - Present
Responsibilities: Managing the company. His salary is $180K per year.

Name: Daniel Hunt
Daniel Hunt's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May, 2024 - Present
Responsibilities: Advising/directing the company. He does not receive a salary for this role.

Other business experience in the past three years:
Employer: USA Wholesale Supplies
Title: CEO
Dates of Service: November, 2002 - Present
Responsibilities: Company vision, direction, oversight

Employer: Lumio
Title: VP of Experience Development
Dates of Service: January 2020 - September 2022
Responsibilities: Marketing and Sales

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: JD Claridge
Amount and nature of Beneficial ownership: 2,289,133
Percent of class: 64.45%

RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. As of December 31, 2024 $68,007.13 of this note was due to the Company.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Preferred Stock, and Class B Non-Voting Common Stock.

Class A Voting Common Stock
The amount of security authorized is 5,000,000 with a total of 4,146,668 outstanding.
Voting Rights
1 vote per share.
Material Rights
The total amount outstanding includes 413,418 shares to be issued pursuant to stock options issued, and 207,000 shares to be issued pursuant to warrants.

Preferred Stock
The amount of security authorized is 2,000,000 with a total of 0 outstanding.
Voting Rights
Voting rights will be determined by the Board of Directors.
Material Rights
There are no material rights associated with Preferred Stock.

Class B Non-Voting Common Stock
The amount of security authorized is 5,000,000 with a total of 1,254,988 outstanding.
Voting Rights
There are no voting rights associated with Class B Non-Voting Common Stock.
Material Rights
The total amount of shares outstanding includes 7,000 shares to be issued pursuant to an outstanding warrant.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our UAS Products. Delays or cost overruns in the development of our UAS Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Risks Related to Our Business We depend on certain key personnel and must attract and retain additional talent. Our future success depends on the efforts of key personnel and consultants, including, one of our directors and our sole officer, JD Claridge. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results. Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results. As a manufacturer of consumer UAS, we are subject to various government regulations and may be subject to additional regulations in the future, the violation of which could subject us to sanctions or otherwise harm our business. As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, those issued under the Consumer Products Safety Act, as well as those issued under product safety and consumer protection statutes in our international markets. Failure to comply with any applicable product safety or consumer protection regulations could result in sanctions that could have a negative impact on our business, financial condition and results of operations. Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business. Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from selling our drones in the United States. The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "FAA") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "COA") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones. In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers. We face significant market competition. We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Risks of borrowing. We have various loans outstanding, including, two loans from financial institutions which are secured by all of our assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Debt." In addition, we may have to seek additional loans from financial institutions. If we default on any of our secured loans the lenders may be able to take possession of our assets, which could result in the cessation of our operations. In addition, certain of our existing loan agreements include, and future loan agreements may contain, financial and other covenants which, impair our operating flexibility, including, but not limited to, our ability to obtain further debt or pay dividends. Our intellectual property could be unenforceable or ineffective. One of our most valuable assets is our intellectual property. We have been issued three patents over various aspects of our technology and various trademarks. We have one patent pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations. We depend on technology and advanced information systems, which may fail or be subject to disruption. There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures. We may face technological and design challenges. We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment. Manufacturing and selling our products internationally may cause problems and present risks. Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income. We are subject to changes in foreign currency exchange rates. Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. We store personally identifiable information of consumers which is subject to vast regulation. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products. If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business. We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis. In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. If our drones fail to perform as expected, we may have to recall them and our ability to develop, market and sell our drones could be harmed. Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition. If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales. Risks Related to this offering of our Class B Shares. This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment. The Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. Terms of subsequent financings may adversely impact your investment. Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares. There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares. Investors in our Class B Shares have no voting rights. Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares. Our sole officer and a director, owns a majority of our voting shares. As of the date of this Offering Circular, JD Claridge, our sole officer and a director, owns a majority of our Class A Common Stock, which are our only voting securities. Therefore, Mr. Claridge is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders. Management discretion as to use of proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The subscription agreement includes an exclusive venue provision. Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Idaho. This forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to Idaho to prosecute or defend any claims involving us. We are not likely to pay cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Our Class B Shares may be subject to registration under the Exchange Act. Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of our Class B Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

xCraft Enterprises, Inc.

By   /s/ *JD Claridge*

      Name: <u>XCRAFT ENTERPRISES, INC</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

xCraft Enterprises, Inc.

Profit and Loss

January - December 2024

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	% CHANGE
Income	$504,452.04	$107,162.53	370.74 %
Cost of Goods Sold	$15,036.09	$48,475.91	-68.98 %
GROSS PROFIT	$489,415.95	$58,686.62	733.95 %
Expenses	$542,868.21	$355,919.15	52.53 %
NET OPERATING INCOME	$ -53,452.26	$ -297,232.53	82.02 %
Other Income	$0.00	$88,884.32	-100.00 %
Other Expenses	$15,306.70	$20,261.12	-24.45 %
NET OTHER INCOME	$ -15,306.70	$68,623.20	-122.31 %
NET INCOME	$ -68,758.96	$ -228,609.33	69.92 %

xCraft Enterprises, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	% CHANGE
ASSETS			
Current Assets			
Bank Accounts	$30,644.37	$ -4,145.10	839.29 %
Accounts Receivable	$52,965.27	$39,931.35	32.64 %
Other Current Assets	$553.43	$1,589.43	-65.18 %
Total Current Assets	**$84,163.07**	**$37,375.68**	**125.18 %**
Fixed Assets	$73,450.47	$91,651.47	-19.86 %
Other Assets	$68,007.13	$0.00	0.00%
TOTAL ASSETS	**$225,620.67**	**$129,027.15**	**74.86 %**
LIABILITIES AND EQUITY	$225,620.67	$129,027.15	74.86 %

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	$ -88,187.71
INVESTING ACTIVITIES	$67,757.13
FINANCING ACTIVITIES	$ -7,737.34
NET CASH INCREASE FOR PERIOD	$ -28,167.92
Cash at beginning of period	24,022.82
CASH AT END OF PERIOD	$ -4,145.10

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	$15,293.78
INVESTING ACTIVITIES	$ -68,418.25
FINANCING ACTIVITIES	$87,913.94
NET CASH INCREASE FOR PERIOD	$34,789.47
Cash at beginning of period	-4,145.10
CASH AT END OF PERIOD	$30,644.37

XCRAFT ENTERPRISES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024

	Class A - Common		Class B - Common		Additional Paid-in-Capital	Accumulated Deficit	Total Shares Deficit
	Shares	Amount	Shares	Amount			
Balance at 12/31/2021	3,526,250	$ 353	1,482,159	$ 149	$ 3,946,383	($ 4,694,898)	($ 748,067)
Common stock issued			14,584	1	134,941		134,941
Common stock issuance costs					(4,743)		(4,743)
Net loss						(824,843)	(824,843)
Balance at 12/31/2022	3,526,250	$ 353	1,496,743	$ 150	$ 4,076,580	($ 5,519,741)	($ 1,442,713)
Common stock issued			1,081	0	10,452		10,452
Common stock issuance cost					(372)		(372)
Net Loss						(228,550)	(228,550)
Balance at 12/31/2023	3,526,250	$ 353	1,497,824	$ 151	$ 4,086,660	($ 5,748,291)	($ 1,661,183)
Common stock issued							
Common stock issuance cost							
Net Loss						(68,759)	(68,759)
Balance at 12/31/2024	3,526,250	$ 353	1,497,824	$ 151	$ 4,086,660	($ 5,817,050)	($ 1,729,942)

NOTE 1 – NATURE OF OPERATIONS

xCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as xCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Hayden Idaho. The financial statements of xCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in-flight performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting

Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:
(i) to apply the new standard only to contracts that are not completed as of January 1, 2020;
(ii) andto reflect the aggregate effect of all contract modifications prior to January 1, 2020 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete.

Income Taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Note
On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $50,000 at 5.99% interest per annum with the balance and accrued interest due upon maturity of December 6, 2027. As of December 31, 2023 and 2024, the balance for this promissory note was $41,154 and $29,332, respectively.

Line of Credit
In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (13.5% at December 31, 2023 and 2024). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2023 and 2024, the balance for this line of credit was $39,669 and $37,399, respectively.

Credit Cards
The company has acquired several credit cards, beginning at company inception. These cards accumulate interest between 19.49%-29.99%. As of December 31, 2023 and 2024, the cards have an outstanding balance of $118,342 and $143,639, respectively.

SBA Economic Injury Disaster Loan
In June 2020, the Company received $199,800 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan. As of December 31, 2024 the loan balance was $199,800.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Building Lease and Sublease
On June 1, 2024, the Company entered into a lease agreement for commercial space. The term of the lease is three years commencing on June 1, 2024. The monthly base rent is $4,000. The Company also agreed to deposit the first and last month of rent in the refundable amount of $4,000. As of December 31, 2023 and 2024, the future minimum lease payments relating to rent on this building are $0 and

$142,000,respectively. Rent expense was $14,727 and $29,013 for the years ended December 31, 2023 and 2024, respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2024 the company has currently issued 4,774,238 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The CEO has deferred multiple paychecks in 2023 and 2024. These differed paychecks total $214,615 as of December 31, 2024.

The CEO made multiple loans at 0% interest to the company to maintain a positive cash balance in 2023. These loans totaled more than $25,000. These loans were subsequently paid off by the company in 2024.

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. As of December 31, 2024 $68,007.13 of this note was due to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 24, 2025.

The CEO has continued to defer paychecks in 2025. Deferred CEO paychecks from January 1, 2023 through April 24,2025 total $249,230.

The CEO made multiple loans at 0% interest to the company to maintain a positive cash balance. These loans total $26,592 as of April 24, 2025.

The CEO paid off the promissory note of $68,007.13 in full through a stock transaction on February 7, 2025.

I, JD Claridge, the Chief Executive officer of xCraft Enterprises, Inc. hereby certify that the financial statements of xCraft Enterprises, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

xCraft Enterprises, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2025.

_____ (Signature)

CEO (Title)

April 24, 2025 (Date)

CERTIFICATION

I, JD Claridge, Principal Executive Officer of xCraft Enterprises, Inc., hereby certify that the financial statements of xCraft Enterprises, Inc. included in this Report are true and complete in all material respects.

JD Claridge

CEO